THIS SHARE PURCHASE AGREEMENT (this "Agreement") is made as of the 26th day of October 2006.

AMONG

(1)	Cap Gemini SA, a société anonyme organized under the laws of France (“Parent”);

(2)	Capgemini North America, Inc., a corporation organized under the laws of the State of Delaware and a wholly owned subsidiary of Parent ("Purchaser"); and

(3)	The Co-Investment 2000 Fund, L.P., a Delaware limited partnership (the "Seller").

RECITALS

(A)

Seller understands that Parent and the Company intend to enter into an Agreement and Plan of Merger (the “Merger Agreement”), which will provide, among other things, for the merger (the “Merger”) of Cronos Financial Services, Inc. (“Merger Sub”), a Delaware corporation and a wholly owned direct subsidiary of Purchaser, with and into Karma International, Inc., a company incorporated in the State of Delaware (the “Company”), on the terms and subject to the conditions set out therein and that the Board of Directors of the Company has recommended that the stockholders of the Company adopt the Merger Agreement.

(B)

In connection with its contemporaneous execution of the Merger Agreement, Parent has requested Seller to sell to Purchaser 724,872 shares of common stock of the Company, par value $0.001 per share (the “Shares”).

(C)	The Board of Directors of the Company has approved the purchase by Purchaser of the Shares from Seller.

(D)	Seller has agreed to sell to Purchaser, and Purchaser has agreed to purchase from Seller, the Shares, upon the terms, and subject to the conditions, of this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements set forth herein, intending to be legally bound hereby, the parties hereto agree as follows:

Section 1.	Sale and Purchase of Shares.

(a)          Share Purchaser Price. Upon the terms and subject to the conditions of this Agreement, Seller shall sell, convey, assign, transfer and deliver, and Parent shall cause Purchaser to purchase, free and clear of all Encumbrances all of the Shares, at a purchase price of $29.00 per Share (the aggregate purchase price of the Shares being referred to herein as the “Share Purchase Price”).

(b)         Additional Payment. In the event that the Merger is not consummated and a transaction is completed pursuant to which Purchaser, or an affiliate of Purchaser, receives (directly or indirectly) consideration for the Shares, which is in excess of the Share Purchase Price (valuing any non cash consideration at the fair market value of such consideration at the date of settlement of such transaction, net of any transaction costs incurred in connection with any resale of such non-cash consideration), Purchaser shall, within five Business Days after such transaction is completed, pay to Seller fifty percent (50%) of the excess of such consideration over the Share Purchase Price.

Section 2.	Completion.

(a)          Completion. Completion of the sale and purchase of the Shares pursuant to this Agreement (the “Completion”) shall take place as soon as practicable, but no later than 5 Business Days (the date of Completion being the “Completion Date”), following the satisfaction or waiver of all conditions set forth in paragraph (b) below. Completion shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, located at 333 West Wacker Drive, Chicago, Illinois 60606-1285 at 10:00am, local time, on the Completion Date.

(b)	Conditions to Completion.

(i)     The obligation of the Purchaser to purchase the Shares from Seller and the obligation of the Seller to sell the Shares to the Purchaser shall be subject to the satisfaction of the following conditions:

(1)          No Orders. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, judgment, injunction or other order, which (i) is in effect and (ii) has the effect of making the sale and purchase of the Shares pursuant to this Agreement, illegal or otherwise prohibiting, restraining or preventing consummation of the sale and purchase of the Shares pursuant to this Agreement.

(2)          Antitrust Approval. Any applicable waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, relating to the purchase of Shares pursuant to this Agreement will have expired or been terminated.

(ii)    The obligation of the Purchaser to purchase the Shares shall be subject to the satisfaction of the following conditions:

(1)         Representations and Warranties. The representations and warranties of the Seller set forth in this Agreement shall be true and correct in all respects as of the date of this Agreement and as of the Completion Date, as though made on and as of the Completion Date.

(2)          Agreements and Covenants. The Seller shall have performed or complied with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Completion.

(iii)   For the avoidance of doubt, the obligations of the parties under this Agreement are not conditioned upon completion of the Merger.

(c)          Completion Deliveries: At the Completion, Seller shall deliver to Purchaser certificates for the Shares, together with a stock transfer form duly and validly executed by Seller sufficient to vest in Purchaser good title to the Shares free and clear of all Encumbrances and Purchaser shall deliver to Seller the Purchase Price in cash by wire transfer in immediately available funds to an account designated by Seller and notified to Purchaser at least two Business Days prior to Completion. Completion shall not be deemed to have been completed unless and until all of the following deliveries and actions have been taken.

Section 3.	Representations and Warranties.

(a)          Each of Seller and Purchaser represents and warrants as to itself as follows as of the date hereof and as of the Completion Date: (i) it has full power and authority to make, enter into and carry out the terms of this Agreement, which when executed will constitute binding obligations on it in accordance with its terms; (ii) the execution and delivery of this Agreement by it does not, and its performance of its obligations under this Agreement will not, conflict with or violate or require any consent, approval or notice under, any order, decree, judgment, statute, law, rule, regulation or agreement applicable to it or by which it or any of its properties or assets, is bound; and (iii) it may execute, deliver and perform this Agreement without the necessity of obtaining any consent, approval, or authorisation of any Person, and without the necessity of giving any notice to any Person, except for such consents, authorisations and approvals that have heretofore been unconditionally and irrevocably obtained and such notices that have heretofore been given.

(b)          Seller represents and warrants as of the date hereof and as of the Completion Date that Seller is the “Beneficial Owner” (as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended) of the Shares. The Shares are, and at all times up to and including the Completion Date the Shares will be, Beneficially Owned by Seller, free and clear of any rights of first refusal, co-sale rights, security interests, liens, pledges, claims, options, charges, proxies, voting trusts or agreements, understandings or arrangement, or any other encumbrances of any kind or nature, other than those arising under Federal and state securities laws and regulations (“Encumbrances”). Seller has the full power to dispose, vote or direct the voting of the Shares for and on behalf of all beneficial owners of the Shares.

(c)          Purchaser represents and warrants as of the date hereof and as of the Completion Date that (i) it is aware that the Shares are not registered for sale or resale under the Securities Act of 1933, as amended (the "Securities Act"), or under any state blue sky laws and that the Shares are "restricted securities" as that term is defined in Rule 144(a)(3) under the Securities Act; (ii) it has had ample opportunity to conduct an independent investigation and inquire about and receive information with respect to all matters material to Purchaser's decision to purchase the Shares and that Purchaser is relying solely upon its own investigation and the representations and warranties of Seller under this Agreement in deciding to purchase the Shares; and (iii) the terms and conditions of this Agreement are no less favorable to Seller than those contained in any other share purchase agreement entered into by Purchaser in connection with the Merger Agreement.

Section 4.	Acquisition Proposals.

(a)          No Solicitation. Until the earlier to occur of such date and time as (such date, the “Termination Date”)

(i)	the Merger becomes effective,
(ii)	the Merger Agreement shall have been validly terminated by Parent,

(iii)   the Merger Agreement and the Merger shall have been submitted to the stockholders of the Company at a duly convened meeting of the stockholders for the purpose of approving the Merger Agreement and the Merger and the required approval of the stockholders of the Company contemplated by the Merger Agreement shall not have been obtained by reason of the failure to obtain the required vote at such meeting or at any adjournment thereof,

(iv)   the Merger Agreement shall have been validly terminated by the Company pursuant to Sections 7.1(a), (c) or (f) of the Merger Agreement,

(v)    the Merger Agreement shall have been validly terminated by the Company pursuant to Section 7.1(i) and Parent shall have not required the Company to submit the Merger Agreement to the stockholders of the Company pursuant to Section 5.2 of the Merger Agreement, and

(vi)   this Agreement shall have been terminated prior to Completion in accordance with Section 7(b),

Seller agrees that it shall not, and that, subject to Section 6 hereof, it shall use all reasonable efforts to cause Seller's employees, agents and representatives (including any investment banker, attorney or accountant retained by Seller) not to (and shall not authorize or permit any of them to), directly or indirectly: (i) solicit or initiate or knowingly encourage, facilitate or induce any inquiry with respect to, or the making, submission or announcement of, any Acquisition Proposal, (ii) participate or engage in any discussions or negotiations regarding, or furnish to any Person any nonpublic information with respect to, or take any other action to knowingly encourage or facilitate any inquiries or the making of any proposal that constitutes or would reasonably be expected to lead to, any Acquisition Proposal, (iii) approve, endorse, recommend or make or authorize any statement, recommendation or solicitation in support of any Acquisition Proposal, (iv) execute or enter into, or propose to execute or enter into, any letter of intent or similar document or any contract, agreement or commitment contemplating or otherwise relating to any Acquisition Proposal or transaction contemplated thereby.

(b)          Seller will immediately cease and cause to be terminated any and all existing activities, discussions or negotiations (including, without limitation, any such activities, discussions or negotiations conducted by employees, agents and representatives (including any investment banker, financial advisor, attorney, accountant or other representative)) of Seller with any third parties conducted heretofore with respect to consideration of any Acquisition Proposal. Seller will exercise any rights under any confidentiality or non-disclosure agreements with any such third parties to require the return or destruction of non-public information provided by Seller or its employees, agents and representatives to any such third parties. Subject to Section 6 hereof, any violation of the foregoing restrictions by Seller or its employees, agents or representatives, whether or not Seller or any such employee, agent or representative is so authorized by the Seller and whether or not Seller or such employee, agent or representative is purporting to act on behalf of the Company, shall be deemed to be a breach of this Agreement by Seller.

Section 5.	Additional Covenants

(a)          Public Statement. Seller agrees that, upon execution of the Merger Agreement, it will issue a public statement in form and substance mutually agreed by Seller and Purchaser, which statement will express support for the Merger and related transactions.

(b)          Further Assurances. Seller and Purchaser hereby covenant and agree to take such further actions as may be reasonably necessary or desirable to carry out the purposes and intent of this Agreement.

(c)          HSR Filing. Each of Parent, Purchaser and Seller shall coordinate and cooperate with one another and shall each use all commercially reasonable efforts to make, as promptly as practicable after the date hereof all filings, notices, petitions, statements, registrations, submissions of information, applications or submissions of other documents required by any Governmental Entity in connection with the transactions contemplated by this Agreement, including, without limitation, any required Notification and Report Forms with the FTC and the DOJ and use commercially reasonable efforts in responding to requests for additional information and documentary material from the FTC and the DOJ (“Second Request Responses”) as required by the HSR Act. Each of Parent, Purchaser and Seller will cause all documents that it is responsible for filing with any Governmental Entity under this paragraph (c) to comply in all material respects with all applicable legal requirements. Parent, Purchaser and Seller each shall promptly supply the other with any information that may be required in order to effectuate any filings or applications pursuant to this paragraph (c).

Section 6.	Stockholder Capacity.

Neither the Seller, nor any partner, member, employee, affiliate, or representative of Seller who is or becomes during the term of this Agreement a director or officer of the Company makes any agreement or understanding herein in his or her capacity as a director or officer, and this Agreement does not bind any partner, member, employee, affiliate, or representative of Seller in such person's capacity as a director or officer. No partner, member, employee, affiliate, or representative of Seller who is or becomes during the term of this Agreement a partner, member employee, affiliate or representative of another shareholder of the Company makes any agreement or understanding herein on behalf of such other shareholder and nothing contained in this Agreement shall bind such other shareholder or such partner, member, employee, affiliate, or representative with respect to the shares of the Company's capital stock held by such other shareholder. Seller has executed this Agreement solely in its capacity as the Beneficial Owner of the Shares and nothing herein shall limit or affect any actions taken or omitted to be taken by any partner, member, employee or affiliate of Seller in his, her, or its capacity as an officer or director of the Company, including, for the avoidance of doubt, any action in the discharge of fiduciary duties or in his or her capacity, or in his, her, or its capacity as a partner, member, employee or affiliate of another shareholder of the Company.

Section 7.	Termination.

(a)          Effectiveness. This Agreement shall become effective upon execution of the Merger Agreement.

(b)         Early Termination. This Agreement may be terminated at any time prior to Completion as follows:

(i)	by mutual written consent of Purchaser and Seller;
(ii)	by Purchaser or Seller, if:

(1)         the Merger Agreement shall have been validly terminated by Parent,

(2)         the Merger Agreement and the Merger shall have been submitted to the stockholders of the Company at a duly convened meeting of the stockholders for the purpose of approving the Merger Agreement and the Merger and the required approval of the stockholders of the Company contemplated by the Merger Agreement shall not have been obtained by reason of the failure to obtain the required vote at such meeting or at any adjournment thereof,

(3)         the Merger Agreement shall have been validly terminated by the Company pursuant to Sections 7.1(a), (c) or (f) of the Merger Agreement,

(4)         the Merger Agreement shall have been validly terminated by the Company pursuant to Section 7.1(i) and Parent shall have not required the Company to submit the Merger Agreement to the stockholders of the Company pursuant to Section 5.2 of the Merger Agreement, and

(iii)   by Seller or Purchaser, if the Completion Date has not occurred on or before March 31, 2007;

(iv)   by Purchaser, upon a breach of any representation, warranty, covenant or agreement on the part of Seller set forth in this Agreement; provided, however, that if such breach is curable through the exercise of reasonable efforts within the earlier of 15 days following the receipt of written notice from the Purchaser of such breach and the date of the stockholders meeting convened pursuant to the Merger Agreement, Purchaser may not terminate this Agreement under this Section prior to such earlier date; provided further that Seller continues to exercise all reasonable efforts to cure such breach through such 15-day period; and

(v)    by Seller, upon a breach of any representation, warranty, covenant or agreement on the part of Purchaser set forth in this Agreement; provided, however, that if such breach is curable through the exercise of reasonable efforts within the earlier of 15 days following the receipt of written notice from the Seller of such breach and the date of the stockholders meeting convened pursuant to the Merger Agreement, Seller may not terminate this Agreement under this Section prior to such earlier date; provided further that Purchaser continues to exercise all reasonable efforts to cure such breach through such 15-day period.

(c)          Effect of Termination. Any termination of this Agreement under Section 7(b) above will be effective immediately upon delivery of a valid written notice of the terminating party to the other party hereto. In the event of the termination of this Agreement as provided in Section 7(b), this Agreement shall be of no further force or effect, except for the provisions which survive termination of this Agreement in accordance with their terms and Section 10, which shall survive termination of this Agreement.

Section 8.	Definitions.

Definitions. For all purposes of this Agreement, except as otherwise expressly provided in this Agreement:

(a)          “Acquisition Proposal,” means, with respect to the Company, any offer or proposal relating to any transaction or series of related transactions involving: (a) any purchase from such party or acquisition by any Person or “group” (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of more than a 15% interest in the total outstanding voting securities of the Company or any of its Subsidiaries or any tender offer or exchange offer that if consummated would result in any Person or group beneficially owning 15% or more of the total outstanding voting securities of the Company or any of its Subsidiaries, (b) any merger, consolidation, business combination or similar transaction involving the Company or any of its Subsidiaries, (c) any sale, lease (other than in the ordinary course of business consistent with past practice), exchange, transfer, license (other than in the ordinary course of business consistent with past practice), acquisition or disposition of more than 15% of the assets of the Company (including its Subsidiaries taken as a whole) or (d) any liquidation or dissolution of the Company (provided, however, that the transactions between Parent and the Company contemplated by this Agreement shall not be deemed an Acquisition Proposal).

(b)         "Business Day" means each day that is not a Saturday, Sunday or other day on which Purchaser is closed for business or banking institutions located in Chicago, Illinois, United States of America or Paris, France are authorized or obligated by law or executive order to close. For all purposes hereof, any action required to be performed on any day which is not a Business Day, or any period for giving notice or taking any action or otherwise which ends on a day which is not a Business Day, shall be deemed to be a day which is the next Business Day.

(c)          “Governmental Entity” means any supranational, national, state, municipal, local or foreign government, any instrumentality, subdivision, court, arbitral body, administrative agency or commission or other instrumentality or any quasi-governmental or private body exercising any regulatory, taxing, importing or other governmental entity.

(d)         “Person” means any (i) individual, (ii) corporation, limited liability company, partnership or other entity, or (iii) Governmental Entity.

Section 9.	Miscellaneous.

(a)          Survival. The representations and warranties of Purchaser and Seller contained in Section 3 hereof shall survive termination of this Agreement indefinitely.

(b)          Fees and Expenses. All costs and expenses incurred in connection with the Agreement and the consummation of the transactions contemplated herein shall be paid by the party incurring such expenses; provided, however, that Purchaser shall pay for all costs and expenses incurred by Seller in connection with Seller’s obligations under Section 5(c) hereof, up to a maximum amount of $15,000.

(c)          Consent to References. The Seller agrees that Company and Purchaser shall be entitled to include in the Proxy Statement and the announcement of the Merger disclosure to the effect that Seller has agreed to sell the Shares to the Purchaser; provided that the Seller shall have an opportunity to review and approve such disclosure.

(d)          Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (i) on the date of delivery if delivered personally or by courier service, (ii) on the date of confirmation of receipt (or the first business day following such receipt if the date is not a business day) if sent via facsimile (receipt confirmed), or (iii) on the date of confirmation of receipt (or the first business day following such receipt if the date is not a business day) if delivered by a nationally recognized courier service. All notices hereunder shall be delivered to the parties at the following addresses or facsimile numbers (or pursuant to such other instructions as may be designated in writing by the party to receive such notice):

(i)	if to Parent or Purchaser, to:

Cap Gemini SA

11, rue de Tilsitt

Paris 75017

France

Attention: Group General Counsel

Telephone No.: +33 1 47 54 5000

Telecopy No.: +33 1 47 54 5086

and

Skadden, Arps, Slate, Meagher & Flom (UK) LLP

40 Bank Street

Canary Wharf

London E14 5DS

Attention: Scott Simpson

Telephone No.: +44-207-519-7000

Telecopy No.: +44-207-519-7070

(ii)	if to the Seller, to:

Cross Atlantic Capital Management LP

Five Radnor Corporate Center

Suite 555

100 Matsonford Road

Radnor, PA 19087

Attention: Mr. Donald Caldwell

Telephone No.: +1 610-995-2650

Telecopy No.: +1 610-971-2062

with a copy to (which shall not constitute notice to the Company):

Buchanan Ingersoll & Rooney PC

1835 Market Street, 14th Floor
Philadelphia, Pennsylvania 19103
USA.
Attention:	Brian S. North
Telephone No. (215) 665-3828
Telecopy No.	(215) 665-8760

(e)          Headings. All captions and section headings used in this Agreement are for convenience only and do not form a part of this Agreement.

(f)          Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

(g)         Entire Agreement; No Third Party Beneficiaries. This Agreement and any other agreement or instrument contemplated hereby constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and thereof. There are no restrictions, promises, representations, warranties, covenants or undertakings with respect to the subject matter hereof other than those expressly set forth herein. This Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder.

(h)          Specific Performance. The parties hereto agree that irreparable damages would occur in the event that any provision in this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity that may be available, and the parties waive the posting of any bond or security in connection with any proceedings related thereto. All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise or beginning of the exercise of any thereof by any of the parties shall not preclude the simultaneous or later exercise of any other such right, power or remedy by Purchaser.

(i)           Waivers and Amendments; Non-Contractual Remedies. This Agreement may be amended, superseded, cancelled, renewed or extended, only by a written instrument signed by Seller and Purchaser or, in the case of a waiver, only by a written instrument signed by the party waiving compliance. No delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any party of any such right, power or privilege, nor any single or partial exercise of any such right, power or privilege, preclude any further exercise thereof or the exercise of any other such right, power or privilege. The rights and remedies herein provided are cumulative and are not exclusive of any right or remedies that any party may otherwise have at law or in equity.

(j)          Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors, heirs, permitted assigns and legal representatives. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties.

(k)          Severability. Any term or provision of this Agreement that is determined by a court of competent jurisdiction to be invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any terms or provisions of this Agreement in any other jurisdiction, and if any provision of this Agreement is determined to be so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable, in all cases so long as neither the economic nor legal substance of the transactions contemplated herein is affected in any manner materially adverse to any party or its shareholders. Upon any such determination, the parties shall negotiate in good faith in an effort to agree upon a suitable and equitable substitute provision to effect the original intent of the parties.

(l)          Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

(m)        Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof. Each of the parties hereto irrevocably consents to the exclusive jurisdiction and venue of the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware) in connection with any matter based upon or arising out of this Agreement or the matters contemplated herein, agrees that process may be served upon them in any manner authorized by the laws of the State of Delaware for such persons and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction, venue and such process.

IN WITNESS whereof this Agreement has been duly executed by the parties hereto the day and year first before written.

CAPGEMINI NORTH AMERICA, INC. By: /s/ Paul Hermelin Name: Paul Hermelin Title: Chief Executive Officer	THE CO-INVESTMENT 2000 FUND, II, L.P. By: Co-Invest Management L.P., General Partner By: Co-Invest Capital Partners, Inc., General Partner By: /s/ Frederick C. Tecce Name: Frederick C. Tecce Title:
CAP GEMINI SA By: /s/ Paul Hermelin Name: Paul Hermelin Title: Chief Executive Officer